CONCRETE CASTING, INC.
1225 W. WASHINGTON STREET, SUITE 213
TEMPE, ARIZONA  85281

December 18, 2009

Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Concrete Casting, Inc.
File No. 0-01900

Dear Mr. Decker:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated October 30, 2009, are quoted below and are followed in each case by the Company’s response thereto.

General

Comment 1

Your current disclosure indicates that your Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2007 that your disclosure controls and procedures were not effective at the reasonable assurance level.  Please amend your Form 10-K to include the conclusion of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008.  Refer to Item 307 of Regulation S-K.  When you file the amendment to the Form 10-K, please also ensure that you file updated certifications that refer to the Form 10-K/A.

Response

The filing has been amended to include our conclusion regarding the effectiveness of our disclosure controls and procedures as of December 31, 2009.

Comment 2

Please revise your management’s report in an amendment to your Form 10-K to specifically state your conclusion about the effectiveness of your internal controls over financial reporting.  Your statement should indicate whether or not your internal control over financial reporting is effective.  Refer to Item 308T*(a)(3) of Regulation S-K.

Response

The filing has been amended to specifically state our conclusion of the effectiveness of our internal controls over financial reporting as of December 31, 2008.

Additionally, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,
Concrete Casting, Inc.

/s/ Kevin J. Asher
Kevin J. Asher, CEO